UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-39950

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Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

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Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132), on Form F-1, as amended (File No. 333-266050), Form F-1 (File No. 333-276505), and Form F-1 (File No. 333-279153), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Entry Into Material Agreement

As of June 27, 2024, the Company entered into an updated CAF®09b Patent, Know How & Trademark License Agreement with SSI (the “License Agreement”), which replaces the original agreement entered into November 30, 2020. The License Agreement grants the Company an exclusive, royalty-bearing sub-licensable license to a product comprising SSI’s adjuvant technology CAF®09b and PIONEER identified neopeptides. The License Agreement has been updated among other things to reflect for better commercial terms for the Company.

The License Agreement is filed as Exhibit 10.1 to this Current Report on Form 6-K and incorporated herein by reference. The foregoing description of such agreement and the transactions contemplated thereby are qualified in their entirety by reference to such exhibit. In addition, the License Agreement has been included to provide information regarding its terms. The License Agreement is not intended to provide any other information about the Company.

Exhibit

Exhibit
No.	Description

10.1	License Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: July 2, 2024	By:	/s/ Christian Kanstrup
Christian Kanstrup
Chief Executive Officer